FILE NO: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact name of Trust:                DELAWARE INVESTMENTS TAX-EXEMPT TRUST,
                                          SERIES 14

B.    Name of Depositor:                  DELAWARE INVESTMENT ADVISORS

C.    Complete address of Depositor's principal executive offices:
                                          One Commerce Square
                                          Philadelphia, Pennsylvania 19103

D.    Name and complete address of agents for service:

      DELAWARE INVESTMENT ADVISORS              CHAPMAN AND CUTLER
      Attention:  George M. Chamberlain, Jr.    Attention:  Mark J. Kneedy
      One Commerce Square                       111 West Monroe Street
      Philadelphia, Pennsylvania  19103         Chicago, Illinois  60603

E. Title and amount of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F.    Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/  /  Check box if it is proposed that this filing will become effective pursuant to Rule 487

--------------------------------------------------------------------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                      DELAWARE INVESTMENTS TAX-EXEMPT TRUST
                                    SERIES 14

                              CROSS REFERENCE SHEET


                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

            FORM N-8B-2                                    FORM S-6
            ITEM NUMBER                              HEADING IN PROSPECTUS


                     I. ORGANIZATION AND GENERAL INFORMATION

1.  (a)  Name of trust                      )
    (b)  Title of securities issued         )   Prospectus Front Cover Page

2.  Name and address of Depositor           )   Introduction
                                            )   Summary of Essential Financial
                                            )     Information
                                            )   Trust Administration

3.  Name and address of Trustee             )   Introduction
                                            )   Summary of Essential Financial
                                            )     Information
                                            )   Trust Administration

4.  Name and address of principal           )   Underwriting
      underwriter                           )

5.  Organization of trust                   )   Introduction

6.  Execution and termination of            )   Introduction
      Trust Indenture and Agreement         )   Trust Administration

7.  Changes of Name                         )   *

8.  Fiscal year                             )   *

9.  Material Litigation                     )   *

            FORM N-8B-2                                    FORM S-6
            ITEM NUMBER                              HEADING IN PROSPECTUS

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General information regarding           )   Introduction
      trust's securities and rights         )   Rights of Unitholders
      of security holders                   )   The Fund
                                            )   Trust Administration

11. Type of securities comprising           )   Introduction
      units                                 )   The Fund
                                            )   The Trusts

12. Certain information regarding           )   *
      periodic payment certificates         )

13. (a)  Load, fees, charges and            )   Introduction
      expenses                              )   Summary of Essential Financial
                                            )     Information
                                            )   Public Offering
                                            )   Trust Information
                                            )   Trust Administration

    (b)  Certain information regard-        )   *
           ing periodic payment plan        )
           certificates                     )

    (c)  Certain percentages                )   Introduction
                                            )   Summary of Essential Financial
                                            )     Information
                                            )   Public Offering

    (d)  Certain other fees,                )   Public Offering
           expenses or charges              )   Trust Administration
           payable by holders               )   Trust Operating Expenses

    (e)  Certain profits to be              )   Public Offering
           received by depositor,           )   Underwriting
           principal underwriter,           )   The Trusts
           trustee or affiliated persons    )   Trust Operating Expenses

    (f)  Ratio of annual charges            )   *
           to income                        )

            FORM N-8B-2                                    FORM S-6
            ITEM NUMBER                              HEADING IN PROSPECTUS

14. Issuance of trust's securities          )   The Fund

15. Receipt and handling of payments        )   *
      from purchasers                       )

16. Acquisition and disposition of          )   Introduction
      underlying securities                 )   Rights of Unitholders
                                            )   Trust Administration

17. Withdrawal or redemption                )   Rights of Unitholders
                                            )   Trust Administration

18. (a)  Receipt and disposition            )   Introduction
      of income                             )   Rights of Unitholders

    (b)  Reinvestment of distribu-          )   Rights of Unitholders
           tions                            )

    (c)  Reserves or special funds          )
                                            )   Trust Administration

    (d)  Schedule of distributions          )   Summary of Essential Financial
                                                   Information

19. Records, accounts and reports           )   Rights of Unitholders
                                            )   Trust Administration

20. Certain miscellaneous provisions        )   Trust Administration
      of trust agreement                    )

21. Loans to security holders               )   *

22. Limitations on liability )
                                            )   Trust Administration

23. Bonding arrangements                    )   *

24. Other material provisions of            )   *
      trust indenture or agreement          )


        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor               )   Trust Administration

            FORM N-8B-2                                    FORM S-6
            ITEM NUMBER                              HEADING IN PROSPECTUS

26. Fees received by Depositor              )   Trust Administration

27. Business of Depositor                   )   Trust Administration

28. Certain information as to               )
      officials and affiliated              )   *
      persons of Depositor                  )

29. Companies owning securities of          )   *
      Depositor                             )

30. Controlling persons of Depositor        )   *

31. Compensation of Directors               )   *

32. Compensation of Directors               )   *

33. Compensation of Employees               )   *

34. Compensation to other persons           )   Public Offering


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Distribution of trust's                 )   Rights of Unitholders
      securities                            )

36. Suspension of sales of trust's          )   *
      securities                            )

37. Revocation of authority to              )   *
      distribute                            )

38. (a)  Method of distribution             )

    (b)  Underwriting agreements            )   Underwriting

    (c)  Selling agreements                 )

39. (a)  Organization of principal          )
           underwriter                      )
                                            )   Trust Administration
    (b)  N.A.S.D. membership by             )
           principal underwriter            )

            FORM N-8B-2                                    FORM S-6
            ITEM NUMBER                              HEADING IN PROSPECTUS

40. Certain fees received by                )   *
      principal underwriter                 )
41. (a)  Business of principal              )   Trust Administration
      underwriter                           )

    (b)  Branch offices of principal        )   *
      underwriter                           )

    (c)  Salesmen of principal              )   *
      underwriter                           )

42. Ownership of securities of the          )   *
      trust                                 )

43. Certain brokerage commissions           )
      received by principal                 )   *
      underwriter                           )

44. (a)  Method of valuation                )   Introduction
                                            )   Summary of Essential Financial
                                            )     Information
                                            )   Public Offering
                                            )   Trust Administration
                                            )   Rights of Unitholders

    (b)  Schedule as to offering            )   *
           price                            )

    (c)  Variation in offering price        )   Public Offering
           to certain persons               )

45. Suspension of redemption rights         )   Rights of Unitholders

46. (a)  Redemption valuation               )   Rights of Unitholders
                                            )   Trust Administration

    (b)  Schedule as to redemption          )   *
      price                                 )

47. Purchase and sale of interests )
          in underlying securities          )   Trust Administration

            FORM N-8B-2                                    FORM S-6
            ITEM NUMBER                              HEADING IN PROSPECTUS

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of          )   Trust Administration
      trustee                               )
49. Fees and expenses of trustee            )   Summary of Essential Financial
                                            )     Information
                                            )   Trust Administration

50. Trustee's lien                          )   Trust Administration


          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's         )
      securities                            )   *


                            VII. POLICY OF REGISTRANT

52. (a)  Provisions of trust agree-         )
           ment with respect to             )
           replacement or elimi-            )   The Fund
           nation of portfolio              )
           securities                       )

    (b)  Transactions involving             )
           elimination of underlying        )   *
           securities                       )

    (c)  Policy regarding substitu-         )   Trust Administration
           tion or elimination of           )
           underlying securities            )

    (d)  Fundamental policy not             )   *
           otherwise covered                )

53. Tax status of trust                     )   Tax Status
                                            )   The Trusts


                   VIII. Financial and Statistical Information

54. Trust's securities during               )   *
      last ten years                        )

            FORM N-8B-2                                    FORM S-6
            ITEM NUMBER                              HEADING IN PROSPECTUS

55.                                         )
                                            )

56. Certain information regarding           )   *
                                            )

57. Periodic payment certificates )

58.                                         )

59. Financial statements (Instruc-          )   Other Matters
      tions 1(c) to Form S-6)               )


----------------------------------
* Inapplicable, omitted, answer negative or not required

                   Preliminary Prospectus Dated March 12, 1998

                      DELAWARE INVESTMENTS TAX-EXEMPT TRUST

10,000 Units                                                           Series 14
                                                       (A Unit Investment Trust)

      The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

      A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Delaware Group Tax-Exempt Trust, Series 13 (Registration No. 333-44403) as filed on January 22, 1998, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants, rating services and legal counsel


The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Tax-Exempt Trust Series 10 and Subsequent Series dated May 22, 1997 (incorporated by reference to Amendment No. 1 to Form S-6 filed on behalf Delaware-Voyageur Tax-Exempt Trust Series 10).

1.2 Form of Trust Indenture and Agreement for Delaware Investments Tax-Exempt Trust, Series 14 (to be filed by Amendment).

2. Opinion of counsel to the Sponsor as to legality of the Securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered and certain state tax matters (to be filed by Amendment).

3.1 Opinion of counsel as to New York income tax status of securities being registered (to be filed by Amendment).

3.2 Opinion of counsel as to advancement of funds by Trustee (to be filed by Amendment).

4.    Not Applicable.

5. Financial Data Schedules filed electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T (to be filed by Amendment).

6.    Written Consents

      (a)   Consent of Muller Data Corporation (to be filed by Amendment)
      (b)   Consent of Ernst & Young LLP (to be filed by Amendment)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware Investments Tax-Exempt Trust, Series 14, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 12th day of March, 1998.

                                         DELAWARE INVESTMENTS TAX-EXEMPT
                                          TRUST, SERIES 14
                                          (Registrant)

                                         By: Delaware Investment Advisors
                                             --------------------------------
                                             (Depositor), a series of Delaware
                                              Management Business Trust


                                         By  Wayne A. Stork
                                             ----------------------------------
                                             Chairman of the Board of Trustees
                                             of Delaware Management Business
                                             Trust; Chief Executive Officer
                                             and Chief Investment Officer of
                                             Delaware Investment Advisors

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on March 12, 1998.

     SIGNATURE                     TITLE


Wayne A. Stork
-----------------------------
Wayne A. Stork                       Chairman of the Board of Trustees of
                                     Delaware Management Business Trust; Chief
                                     Executive Officer and Chief Investment
                                     Officer of Delaware Investment Advisors

David K. Downes
-----------------------------
David K. Downes                      Trustee of Delaware Management Business
                                     Trust; Executive Vice President, Chief
                                     Operating Officer, Chief Financial Officer and Treasurer of Delaware Investment
                                     Advisors

George M. Chamberlain, Jr.
-----------------------------
George M. Chamberlain, Jr.           Trustee of Delaware Management Business
                                     Trust; Senior Vice President, Secretary
                                     and General Counsel of Delaware Investment
                                     Advisors

John B. Fields
-----------------------------
John B. Fields                       Trustee of Delaware Management Business
                                     Trust; Vice President/Senior Portfolio
                                     Manager of Delaware Investment
                                     Advisors

Richard G. Unruh
-----------------------------
Richard G. Unruh                     Trustee of Delaware Management Business
                                     Trust; President of Delaware Investment
                                     Advisors